UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BLUE BIRD CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

095306106

(CUSIP Number)

Daniel J. Hennessy

c/o Hennessy Capital LLC

10 South Wacker Dr., Suite 3175

Chicago, IL 60606

(312) 876-1956

with a copy to:

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	095306106

1.	Names of Reporting Persons. Hennessy Capital Partners I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power:	2,960,934*
Beneficially Owned by	8.	Shared Voting Power:	0*
Each Reporting
Person With	9.	Sole Dispositive Power:	2,960,934*
	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,960,934*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11):	13.4%*

14.	Type of Reporting Person (See Instructions): CO

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Cusip No.	095306106

1.	Names of Reporting Persons. Hennessy Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power:	2,960,934*
Beneficially Owned by	8.	Shared Voting Power:	0*
Each Reporting
Person With	9.	Sole Dispositive Power:	2,960,934*
	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,960,934*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11):	13.4%*

14.	Type of Reporting Person (See Instructions): CO

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Cusip No.	095306106

1.	Names of Reporting Persons. Daniel J. Hennessy
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares	7.	Sole Voting Power:	2,960,934*
Beneficially Owned by	8.	Shared Voting Power:	0*
Each Reporting
Person With	9.	Sole Dispositive Power:	2,960,934*
	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,960,934*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11):	13.4%*

14.	Type of Reporting Person (See Instructions): IN

* Based upon information set forth in the Registration Statement on Form S-3 of Blue Bird Corporation, a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on March 16, 2015, there were 20,692,794 shares of the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer issued and outstanding on the filing date of this Schedule 13D. As of the filing date of this Schedule 13D, Hennessy Capital Partners I LLC (“HCPI”) owns (i) 1,615,703 shares of the Common Stock and (ii) warrants to purchase 1,345,231 shares of the Common Stock. Hennessy Capital LLC (“HCP”) is the managing member of HCPI, and Daniel J. Hennessy (together with HCPI and HCP, the “Reporting Persons”) is the managing member of HCP. As such, each Reporting Person possesses the power to vote and to direct the disposition of all securities of the Issuer held by HCPI. As a result of the foregoing, as of the filing date of this Schedule 13D, the Reporting Person may be deemed to beneficially own 2,960,934 shares of the Common Stock, or 13.4% of the shares of the Common Stock issued and outstanding. Mr. Hennessy disclaims beneficial ownership over any securities owned by HCPI in which he does not have any pecuniary interest.

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Item 1. Security and Issuer.

This statement relates to the Common Stock of the Issuer. The Issuer has principal executive offices located at 402 Blue Bird Boulevard, Fort Valley, Georgia 31030.

The Reporting Persons originally acquired their shares of the Issuer as a result of their investment in the Issuer prior to the Issuer’s initial public offering. Such ownership was reported by the Reporting Persons on a Schedule 13G and amendments thereto. As a result of the acquisition of additional shares, the Reporting Persons are reporting their ownership on a Schedule 13D.

Item 2. Identity and Background.

Each of HCPI and HCP is a Delaware limited liability company and its principal offices are located at 10 South Wacker Drive, Suite 3175, Chicago, IL 60606. The principal business of each of HCP and HCPI is private equity investments. Mr. Hennessy is the managing member of HCP and current information on the identity and background of Mr. Hennessy is set forth below in this Item 2.

Mr. Hennessy is a United States citizen. His address is c/o Hennessy Capital LLC, 10 South Wacker Drive, Suite 3175, Chicago, IL 60606. Mr. Hennessy is a director of the Issuer.

Mr. Hennessy has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In September 2013, HCPI purchased 2,875,000 shares of Common Stock pursuant to a Securities Subscription Agreement dated as of September 24, 2013, for an aggregate purchase price of $25,000, or approximately $0.009 per share, prior to the Issuer’s initial public offering. In October 2013, HCPI transferred 200,000 shares to certain persons who since have resigned as officers and directors of the Issuer. In October 2013, HCPI committed to purchase 12,125,000 warrants of the Issuer (the “Private Placement Warrants”) pursuant to a Sponsor Warrants Purchase Agreement, dated as of October 15, 2013, for an aggregate purchase price of approximately $6.0 million, or $0.50 per warrant, each warrant entitling HCPI to purchase one half of a share of Common Stock. On January 23, 2014, HCPI consummated the acquisition of the Private Placement Warrants in a private placement that occurred simultaneously with the closing of the Issuer’s initial public offering.

On February 24, 2015, the Issuer consummated its initial business combination (the “Business Combination”) pursuant to which it acquired all of the outstanding capital stock of School Bus Holdings Inc. from the Traxis Group, B.V. (“Traxis”), in accordance with a Purchase Agreement, dated as of September 21, 2014 by and among the Issuer, HCPI and Traxis, as amended on February 10, 2015 and February 18, 2015 (as so amended, the “Purchase Agreement”). Pursuant to the Purchase Agreement, the total purchase price was paid $100 million of cash and 12 million shares of Common Stock. In connection with the Business Combination, and as contemplated by a backstop and subscription agreement, dated September 21, 2014, between the Issuer, HCPI, Traxis, and certain subscribers thereto, 102,750 shares of common stock held by HCPI were returned to the Issuer upon the consummation of the Business Combination for no consideration and cancelled. As contemplated in connection with the letter agreement, dated February 10, 2015 between the Issuer, Traxis and HCPI, 1,900,000 shares of common stock held by HCPI were returned to the Issuer upon the consummation of the Business Combination for no consideration and cancelled.

On September 21, 2014, HCPI entered into a letter agreement with the Issuer and Traxis, pursuant to which HCPI agreed to exchange (the “Warrant Exchange”) that number of Private Placement Warrants it obtained in the Private Placement, equal to: (i) 12,125,000 less (ii) the number of outstanding public warrants of the Issuer validly tendered and accepted for exchange pursuant to the Exchange Offer (as defined below), in exchange for Common Stock, at an exchange ratio of 0.1 share of Common Stock for each Private Placement Warrant. On March 2, 2015, the Issuer completed an offer to public holders of the Issuer’s warrants to exchange up to a maximum of 5,750,000 of such outstanding public warrants (the “Public Warrants”) for shares of Common Stock at an exchange ratio of 0.1 of a share of Common Stock for each Public Warrant validly tendered and not withdrawn (the “Exchange Offer”). A total of 2,690,462 Public Warrants were tendered and not properly withdrawn in the Exchange Offer. Accordingly, based on the results of the Exchange Offer, HCPI exchanged 9,434,538 of its Private Placement Warrants for a total of 943,453 shares of Common Stock on March 17, 2015.

Item 4. Purpose of Transaction.

The acquisition of the securities set forth in this Schedule 13D is for investment purposes only. At present, the Reporting Persons have no plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and any of the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

7.1 Securities Subscription Agreement, dated September 24, 2013, among the Issuer and HCPI is hereby incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 filed by the Issuer on December 20, 2013.

7.2 Sponsor Warrants Purchase Agreement, dated October 15, 2013, among the Issuer and HCPI is hereby incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 filed by the Issuer on December 20, 2013.

7.3 Purchase Agreement, dated as of September 21, 2014, by and among the Issuer, HCPI and Traxis is hereby incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 24, 2014.

7.4 Amendment No. 1 to Purchase Agreement, dated as of February 10, 2015, by and among the Issuer, HCPI and Traxis is hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 11, 2015.

7.5 Amendment No. 2 to Purchase Agreement, dated as of February 18, 2015, by and among the Issuer, HCPI and Traxis is hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 19, 2015.

7.6 Form of Backstop Subscription Agreement by and among the Issuer, Traxis, HCPI and the investors named therein is hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 24, 2014.

7.7 Founder Share Cancellation Agreement, dated as of February 10, 2015, by and among the Issuer, HCPI and Traxis is hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on February 11, 2015.

7.8 Sponsor Warrant Exchange Letter Agreement, dated as of September 21, 2014, by and among the Issuer, Traxis and HCPI is hereby incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 24, 2014.

7.9 Registration Rights Agreement, dated as of January 16, 2014, by and among the Issuer, HCPI and the holders named therein is hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on January 23, 2014.

7.10 Letter Agreement, dated as of January 16, 2014, by and among the Issuer, HCPI and the other parties named therein is hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on January 23, 2014.

7.11 Sponsor Lock-Up Agreement by and among Traxis, HCPI and the stockholders named therein is hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 24, 2014.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   March 20, 2015

HENNESSY CAPITAL PARTNERS I LLC, a Delaware limited liability company

By:	HENNESSY CAPITAL LLC,
a Delaware limited liability company, as the managing member of Hennessy Capital Partners I LLC

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

HENNESSY CAPITAL LLC, a Delaware limited liability company

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

/s/ Daniel J. Hennessy
Daniel J. Hennessy

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, $0.0001 par value per share, of Blue Bird Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 20, 2015.

HENNESSY CAPITAL PARTNERS I LLC, a Delaware limited liability company

By:	HENNESSY CAPITAL LLC, a Delaware limited liability company, as the managing member of Hennessy Capital Partners I LLC

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

HENNESSY CAPITAL LLC, a Delaware limited liability company

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

/s/ Daniel J. Hennessy
Daniel J. Hennessy